Exhibit 99.50

GREENBROOK TMS COMPLETES C$15 MILLION EQUITY OFFERING

NOT FOR DISSEMINATION OR DISTRIBUTION IN THE UNITED STATES
OR THROUGH U.S. NEWSWIRE SERVICES.

TORONTO, ON, May 21, 2020 – Greenbrook TMS Inc. (“Greenbrook” or the “Company”) (TSX: GTMS) is pleased to announce the closing of its previously announced public offering (the “Offering”) of common shares of the Company (the “Offered Shares”). The Offering was made pursuant to an agency agreement (the “Agency Agreement”) entered into among Bloom Burton Securities Inc. and Clarus Securities Inc., as co-lead agents, Canaccord Genuity Corp., Desjardins Securities Inc. and Stifel GMP (collectively, the “Agents”).

Pursuant to the Offering, the Company issued a total of 9,093,940 Offered Shares at a price of C$1.65 per Offered Share for gross proceeds of approximately C$15 million. The Company intends to use the net proceeds from the Offering to fund operating activities and for other working capital and general corporate purposes.

The Agents have a 30-day over-allotment option to sell up to an additional 15% of the number of Offered Shares sold as part of the Offering.

The Offered Shares were qualified for sale by way of a (final) short form prospectus (the “Prospectus”) dated May 15, 2020 filed by the Company and receipted by the securities regulatory authorities in each of the provinces of Canada, other than Quebec. Copies of the Prospectus and the Agency Agreement are available under the Company’s profile at www.sedar.com.

The Offered Shares have not been registered under the United States Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold in the United States absent registration or an exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Offered Shares, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

Insiders of the Company acquired an aggregate of 3,393,940 Offered Shares (representing approximately 37% of the Offered Shares), which is considered a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company has relied on the exemptions from the valuation and minority shareholder approval requirements of MI 61-101 contained in Sections 5.5(c) and 5.7(1)(a), respectively, of MI 61-101 in respect of such insider participation. The Company did not file a material change report 21 days prior to the closing of the Offering as the details of the participation of “related parties” in the Offering were not known at such time.

About Greenbrook

Operating through 124 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 420,000 TMS treatments to over 11,000 patients struggling with depression.

Forward-Looking Information

Certain information in this press release constitutes forward-looking information, including with respect to the use of the net proceeds of the Offering. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s current annual information form available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Erns Loubser
Chief Financial Officer and Treasurer
Greenbrook TMS Inc.

Glen Akselrod
Investor Relations
Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com
1-855-797-4867